UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-40996

MDXHEALTH SA

(Translation of registrant’s name into English)

CAP Business Center

Zone Industrielle des Hauts-Sarts

4040 Herstal, Belgium

+32 4 257 70 21

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

MDXHEALTH SA

On November 6, 2028, Eric Bednarski resigned from the board of directors (the “Board”) of MDxHealth SA (the “Company”) effective immediately. The decision of Mr. Bednarski to resign did not result from any disagreement with the Company on any matters relating to the Company’s operations, policies, or practices.

As part of a restructuring of its commercial organization, the Company eliminated the position of Chief Commercial Officer. Accordingly, John Bellano's employment with the Company ended effective October 23, 2026. The Company's sales and marketing functions now report directly to Michael K. McGarrity, the Company's Chief Executive Officer.

On November 12, 2026, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1.

Information Incorporated by Reference

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-292463 and 333-280606) and Form S-8 (Registration No. 333-294873) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished; provided, however, the information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibit No.	Description of Exhibit
99.1	Press Release, dated November 12, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDXHEALTH SA

Date: November 12, 2026	By:	/s/ Michael McGarrity
		Name:	Michael McGarrity
		Title:	Chief Executive Officer

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